Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com
May 18, 2018
VIA EDGAR
Ashley Vroman-Lee, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	OFS Capital Corporation - Registration Statement on Form N-2

Dear Ms. Vroman-Lee:

On behalf of OFS Capital Corporation (the “Company”), set forth below are the Company’s responses to the accounting and legal comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on January 25, 2018 regarding the Company’s Registration Statement on Form N-2 (File No. 333-222419) filed on January 4, 2018 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Accounting Comments:

1.
(Consolidated Schedule of Operations - Page F-3) The Company earned $2,199,000 in PIK income for the nine months ended September 30, 2017, which appears to exceed 5% of the Company’s total investment income for the same period. In future financial statements, please separately disclose PIK income on the Company’s consolidated statement of operations if it exceeds 5% of total investment income. See Regulation S-X - Rule 6-07.1

Response: The Company acknowledges the Staff’s comment and will include PIK interest income as a separate line in its consolidated statement of operations for periods in which PIK interest income exceeds 5% of the Company’s total investment income for such period.

Legal Comments:

2.
(Page 3) The Company’s disclosure references a staffing agreement between OFS Advisor and Orchard First Source Capital, Inc. Please include all staffing agreements disclosed in the prospectus as exhibits to the Registration Statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the staffing agreement referenced in the disclosure is not an agreement to which the Company is a party and therefore not a material agreement of the Company. Therefore, the Company does not believe that filing the staffing agreement is necessary or appropriate.

3.
(Page 11 - Fees and Expenses) Footnote 8 to the Fees and Expenses table states that “Our stockholders indirectly bear the expenses of underlying funds or other investment vehicles that would be investment companies under section 3(a) of the 1940 Act but for the exceptions to that definition provided for in sections

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

40037268.4

U.S. Securities and Exchange Commission May 18, 2018 Page 2

3(c)(1) and 3(c)(7) of the 1940 Act (“Acquired Funds”) in which we invest.” Please identify what acquired fund fees and expenses the Company expects to pay.

Response: The Company advises the Staff that it does not expect to invest in any investment companies or other investment vehicles that would be investment companies, but for the exceptions provided in Sections 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940. As a result, the Company does not expect to incur any acquired fund fees and expenses in the twelve months following the date of the Prospectus. Therefore, the Company has not included any such expenses in its fees and expenses table. The Company has revised its disclosure to clarify this point.

4.
(Page 106) Where the prospectus lists the members of OFS Advisor’s Middle Market Investment Committee, please confirm that these portfolio managers are jointly responsible for the management of the Company’s investment portfolio.

Response: The Company has revised its disclosure to state that responsibility for management of the Company’s investment portfolio is the joint responsibility of each of the portfolio managers.

5.	Please confirm that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response: The Company confirms that that it will submit any underwritten offering to FINRA for its prior approval of the underwriting terms if required by applicable law.

*     *    *    *    *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218 or Adam Park at (202) 383-0937.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

40037268.4